UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

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FORM S-1 REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Lemont Inc (Exact name of registrant as specified in its charter)

New York (State or other jurisdiction of incorporation or organization)

6200 (Primary Standard Industrial Classification Code Number)

47-1601344 (I.R.S. Employer Identification Number)

Address:135-50 Roosevelt Ave., 308, Flushing, NY11354 Tel: 646-508-6285 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Name:Wanjun Xie Address:135-50 Roosevelt Ave., 308, Flushing, NY11354 Tel: 646-508-6285 (Name, address, including zip code, and telephone number, including area code, of agent for service)

As soon as practicable after this Registration Statement becomes effective. (Approximate date of commencement of proposed sale to the public)

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: [ ]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b- 2 of the Exchange Act.

Large accelerated filer [ ]                                                     Accelerated filer [ ]

Non-accelerated filer [X] (Do not check if a smaller reporting company)       Smaller reporting company [ ]

Calculation of Registration Fee

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Class A Common Shares	380,000,000	$0.0001	$38,000	$4.42

1. The 380,000,000 Class A common shares are registered in this registration statement,including 360,000,000 Class A common shares are no public market currently exists, and 2,000,000 Class A common shares is our initial public offering. We anticipate that the initial public offering price will be $0.0001 per share on the OTCBB or any other Securities Exchange.

2. Estimated solely for purposes of calculating the registration fee in accordance with Rule 457 of the Securities Act, based upon the proposed maximum agregate offering price of the direct offering.

PROSPECTUS

Lemont Inc
Class A Common Share

Name: Lemont Inc
Address: 135-50 Roosevelt Ave., 308, Flushing, NY11354
Tel: 646-508-6285

Lemont Inc. is offering 380,000,000 shares of its Class A common stock (including the selling stockholders are offering 20,000,000 shares of Class A common stock). We will not receive any proceeds from the sale of shares by the selling stockholders. This is our initial public offering and no public market currently exists for our shares of Class A common stock. We anticipate that the initial public offering price will be $ 0.0001 per share.

On Oct. 20, 2014, 360,000,000 Class A common shares of Lemont Inc were sold to Lansdale Inc, the price was $0.0001. On Nov. 25, 2014, Lansdale Inc presented 20,000,000 Class A common shares of Lemont Inc as a gift to Mr. Jie Du.

As of Dec. 12, 2014, Lansdale Inc own 340,000,000 Class A common shares of Lemont Inc, including 320,000,000 shares were restricted to resale within one years since it was issued, and 20,000,000 Class A common can be sold in public market.

As of Dec. 12, 2014, Mr. Jie Du own 20,000,000 Class A common shares of Lemont Inc, all these shares were restricted to resale within one years since it was issued.

2,000,000 Class A common shares is our initial public offering.

We have one class of authorized common stock, Class A common stock. Each share of Class A common stock is entitled to one vote per share. Outstanding shares of Class A common stock held by, or subject to voting control by, Lansdale Inc, will represent approximately 90% of the voting power of our outstanding capital stock following this offering.

Investing in our Class A common stock involves risks. See "Risk Factors" beginning on page 7.

The Securities and Exchange Commission and state regulators have not approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The information in this prospectus is not complete and may be changed.

Neither we nor the selling stockholders may sell the public offering securities until the registration statement filed with the Securities and Exchange Commission is effective.

This prospectus is not an offer to sell these securities and neither we nor the selling stockholders are soliciting offers to buy these securities in any state where the offer or sale is not permitted.

4 Back to Top
Prospectus Summary

1. Exact corporate name: Lemont Inc

2. State and date of incorporation: State: New York Date: 08/15/2014

3. Street address of principal office: 135-50 Roosevelt Ave., 308, Flushing, NY11354

4. Company Telephone Number: (646)508-6285

5. Fiscal year: 03/31 (mm/dd)

6. Person(s) to contact at Corporation:

Wanjun Xie Tel: 646-508-6285

6. The directors of the Corporation;

Name: Wanjun Xie
Business address: 135-50 Roosevelt Ave., 308, Flushing, NY11354
Residential address: 61-12 228th St., 1 Fl, Bayside, NY11364

Name: Liuyan Li
Business address: 135-50 Roosevelt Ave., 308, Flushing, NY11354
Residential address: 61-12 228th St., 1 Fl, Bayside, NY11364

7. The officers of the Corporation;

Name: Wanjun Xie
Business address: 135-50 Roosevelt Ave., 308, Flushing, NY11354
Residential address: 61-12 228th St., 1 Fl, Bayside, NY11364

8. The Corporation doesn't have any general partners.

9. Record owners of 5 percent or more of any class of the equity securities of the Corporation;

Lansdale Inc own 90% shares of the Corporation directly.
Mr. Jie Du own 5% shares of the Corporation directly.

10. Beneficial owners of 5 percent or more of any class of the equity securities of the Corporation;

Wanjun Xie own indirectly 36% shares of the Corporation by Lansdale Inc.
Liuyan Li own indirectly 54% shares of the Corporation by Lansdale Inc.
Mr. Jie Du own directly 5% shares of the Corporation.
5% shares of the Corporation will be public offering.

Name: Wanjun Xie
Business address: 135-50 Roosevelt Ave., 308, Flushing, NY11354
Residential address: 61-12 228th St., 1 Fl, Bayside, NY11364

Name: Liuyan Li
Business address: 135-50 Roosevelt Ave., 308, Flushing, NY11354
Residential address: 61-12 228th St., 1 Fl, Bayside, NY11364

Name: Jie Du
Business address: 135-50 Roosevelt Ave., 308, Flushing, NY11354
Residential address: 40 Prospect Street Ave., Apt 5, Waltham, MA02453

11. Promoters of the issuer;

Name: Wanjun Xie
Business address: 135-50 Roosevelt Ave., 308, Flushing, NY11354
Residential address: 61-12 228th St., 1 Fl, Bayside, NY11364

12. The Corporation doesn't have any affiliates.

13. The Corporation doesn't have any counsels to the issuer with respect to the proposed offering

14. The Corporation doesn't have any underwriters with respect to the proposed offering;

15. Jurisdictions in which securities are to be offered

New York State is the jurisdiction in which the securities are to be offered by underwriters, dealers or salespersons.

New York State is the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen.

16. Unregistered Securities Issued or Sold Within One Year:

On Oct. 20, 2014, 360,000,000 Class A common shares of Lemont Inc were sold to Lansdale Inc, the price was $0.0001.

17. Other Present or Proposed Offerings

On Nov. 25, 2014, Lansdale Inc presented 20,000,000 Class A common shares of Lemont Inc as a gift to Mr. Jie Du.

As Dec. 12 , 2104, Lemont Inc own 340,000,000 Class A common shares of Lemont Inc, and Mr. Jie Du own 20,000,000 Class A common shares of Lemont Inc.

2,000,000 Class A common shares of the Corporation is our initial public offering. We anticipate that the initial public offering price will be $ 0.0001 per share

18. Marketing Arrangements

(1) 340,000,000 Class A Common Shares were restricted to resale within one year since it was issued. 20,000,000 same class shares can be sold in public market.

(2) Outstanding shares of Class A common stock held by, or subject to voting control by, Lansdale Inc, will represent approximately 90% of the voting power of our outstanding capital stock following this offering. Mr. Wanjun Xie is the president of the Lansdale Inc, so Lansdale Inc can stabilize the market for any of the securities to be offered.

(3) The Corporation don't have any underwriter or dealer responsible for the distribution of its participation, so there aren't any arrangement for withholding commissions.

The Corporation don't have any underwriter, so there aren't any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

19. The Corporation don't have any experts to prepare the statement, or to assist to issue the securities which are covered by this statement, so there aren't any experts named had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee.

20. When the Unregistered Class A Common Shares sold or issued: There isn't a commissioned selling agent(s). There isn't other compensation to selling agent(s). There isn't a finder's fee or similar payment to any person.

21. The Corporation is currently conducting operations.

22. The securities has been registered for offer and sale in the following states: State: New York, File No. 141010000, Effective Date: 10/10/2014

Risk Factors

1. The Corporation has all substantial risks which have in the securities markets.

2. The Corporation has all substantial risks which have in the gold markets & the silver markets.

3. The Corporation has all substantial risks which have in the foreign exchange markets.

4. The malinvestment in securities will make a significant lose.

5. The malinvestment in gold or silver will make a significant lose.

6. The malinvestment in foreign exchange will make a significant lose.

7. If a broker company, which the Corporations will choice for trading securities, will go bankrupt, the Corporation will make a significant lose.

8. If a broker company, which the Corporation wills choice for trading gold or silver, will go bankrupt, the corporation will make a significant lose.

9. If a broker company, which the Corporation will choice for trading foreign exchange will go bankrupt, the corporation will make a significant lose.

10. Lemont Inc is a new corporation. The other risk factors of a new corporation are: lack of an operating history; lack of profitable operations in recent periods; weak financial position.

Ratio of Earnings to Fixed Charges

The Corporation didn't issued debt securities, so there isn,t the ratio of earnings to fixed charges.

Use of Proceeds

1. The following table sets forth the use of the proceeds from this offering:

Sold Amount
%
Total Proceeds	$38,000
100%
Less: Offering Expenses
Commission & Finders Fees	$0
Legal & Accounting	$0
Copying & Advertising	$0
NYS Registering Fee	$309
Prepaid SEC Fees	$300
Net Proceeds from Offering	$37,391
Use of Net Proceeds
Working Capital	$20,851
Buying Internet Software	$89
Buy Check Book	$23
Made Steel Seal	$43
UPS Fee	$15
Reiceiable	$16,430
Total Use of Net Proceeds	$37,391
100%

2. There is no minimum amount of proceeds that must be raised before the Corporation may use the proceeds of the offering.

3. There isn't material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering.

4. There isn't any material part of the proceeds is to be used to discharge indebtedness.

5. There isn't any material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business.

6. There isn't any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise.

7. The Corporation isn't having or won't anticipates having within the next 12 months any cash flow or liquidity problems.

The Corporation isn't having or won't anticipates having within the next 12 months any items in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the corporation to make payments.

The Corporation isn't having or won't anticipates having within the next 12 months a significant amount of the Company's trade payables have not been paid within the stated trade term.

8. Proceeds from this offering will satisfy the corporation's cash requirements for the next 12 months.

The corporation won't be necessary to raise additional funds for the next 12 months, unless the corporation will raise it funds for the purpose which the corporation will want to expand its business.

9. The Corporation may reserve the right to change the use of proceeds, provided that such reservation is due to certain contingencies that are discussed specifically and the alternatives to such use in that event are indicated

Determination of Offering Price

The securities offered are class A common stock, the following factors may be relevant to the price at which the securities are being offered.

1. The Corporation started to operation since Oct., 2014, so it hasn't its last fiscal years.

2. The Corporation hasn't its last fiscal years, so the Corporation didn't had profits, couldn't show offering price as a multiple of earnings, didn't adjust to reflect for any stock splits or recapitalizations, and use conversion or exercise price in lieu of offering price.

3. Net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities.

The net tangible book value (If deficit, show in parenthesis) of the Corporation is $35,221 ($0.0001 per share)

The net tangible book value per share is similar with this offering price per share.

4. On Oct. 20, 2014, 360,000,000 Class A common shares of Lemont Inc were sold to Lansdale Inc, the price was $0.0001.

At the time of sale, Mr. Wanjun Xie was the president of the Corporation, Ms. Liuyan Li was director of the Corporation, at same time, Mr. Wanjun Xie was the president of Lansdale Inc, Ms. Liuyan Li was director of Lansdale Inc.

The sold for cash.

On Nov. 25, 2014, Lansdale Inc presented 20,000,000 Class A common shares of Lemont Inc as a gift to Mr. Jie Du.

At the time of presenting the gift, Mr. Jie Du was the president assitant of the Corporation.

Now, Lemont Inc own 340,000,000 Class A common shares of Lemont Inc, and Mr. Jie Du own 20,000,000 Class A common shares of Lemont Inc.

5. The Corporation didn't have any options, warrants or rights and conversions of any convertible securities offered.

6. Post-offering value is management implicitly attributing to the entire Corporation by establishing the price per security set forth on the cover page. Post-offering value is $35,221

These values assume that the Company's capital structure would be changed to reflect any conversions of outstanding convertible securities and any use of outstanding securities as payment in the exercise of outstanding options, warrants or rights included in the calculation. The type and amount of convertible or other securities thus eliminated would be $0. These values also assume an increase in cash in the Company by the amount of any cash payments that would be made upon cash exercise of options, warrants or rights included in the calculations. The amount of such cash would be $37,391.

7. When there was no established public trading market, the Class A common shares of the Corporation was being registered at New York State. There wasn't a gap between the offering price and the market price,

Dilution

1. The dilution (a loss in value per share due to share issuance) won't take place upon the shares distribution.

2. The net tangible book value per share before the distribution will be $0.0001, and the net tangible book value per share after the distribution will be $0.0001.

3. There isn't the increase in such net tangible book value per share attributable to the cash paid by purchasers of the shares being offered.

4. The amount of the immediate dilution to be suffered by the purchasers will be $0.

Selling Security Holders

Lansdale Inc own 320,000,000 shares of the Corporation, all these shares are restricted to resale within one years, so all these shares can't be resold before Oct. 19, 2015.

Along with offering new shares in the Form S-1 prospectus, Lansdale Inc will be only one selling securities holder, it can sell 20,000,000 Class Common Shares to public market.

Plan of Distribution

1. There are 380,000,000 Class A common shares of the Corporation were issued or will be issued.

2. On Oct. 20, 2014, 360,000,000 Class A common shares of Lemont Inc were sold to Lansdale Inc, the price was $0.0001.

At the time of sale, Mr. Wanjun Xie was the president of the Corporation, Ms. Liuyan Li was a director of the Corporation. At same time, Mr. Wanjun Xie was the president of Lansdale Inc, and owned 40% shares of Lansdale Inc; Ms. Liuyan Li was director of Lansdale Inc, and owned 60% shares of Lansdale Inc.

The sold for cash.

3. On Nov. 25, 2014, Lansdale Inc presented 20,000,000 Class A common shares of Lemont Inc as a gift to Mr. Jie Du. At the time of presenting the gift, Mr. Jie Du was the president assistant of the Corporation.

4. The Corporation won't have any other types of underwriting, such as interest or dividend reinvestment plans that will be involved. The Corporation won't have any plans for non-cash outlays such as acquisition, reorganization, readjustment or succession.

5. Now, Lemont Inc own 340,000,000 Class A common shares of Lemont Inc, and Mr. Jie Du own 20,000,000 Class A common shares of Lemont Inc.

2,000,000 Class A common shares is our initial public offering. All these shares will sale in NASDAQ OTC markets and any other exchanges.

The registered securities aren't to be offered in connection with the writing of call options traded (or to be traded) on an exchange.

6. Any underwriter won't place a member on the Corporation's board of directors. There isn't having any indemnifications of underwriters.

7.The Corporation won't have any finders (persons or entities who connect two parties for a fee). The Corporation won't have any principal underwriter that intends to sell to any accounts over which it exercises discretionary authority.

8. There aren't any underwriters or any selling group members intend to engage in passive market making. There aren't have any transaction that the underwriter intends to conduct or has conducted during or before the offering that stabilizes, maintains, or otherwise affects the market price of the offered securities.

9. The Corporation didn't issue any warrant and rights offerings.

The Underwriters' Compensation and the offering Expenses

This is the table that sets out the nature of the underwriters' compensation and the amount of discounts and commissions to be paid to the underwriter for each security and in total.

	Paid by Corporation	Paid by Selling Shareholders
Underwriters' Compensation
The Amount of the Discounts	$0	$0
The Amount of the Commissions	$0	$0
Total	$0	$0

Description of Securities to be Registered

1. The securities being offered hereby are Class A Common Share

2. These securities have cumulative voting rights.

3. The securities aren't convertible.

4. The securities aren't notes or other types of debt securities.

5. The securities aren't Preference or Preferred stock.

6. The securities are capital stock, so the Corporation can't pay dividends, if the Corporation would not be able to pay its debts as they become due in the usual course of business, or if the Corporation's total assets would be less than the sum of its total liabilities plus the amount that would be needed.

7. Current amount of assets available for payment of dividends if deficit must be first made up: $35,221 (deficit: $0).

Interests of Named Experts and Counsel

The Corporation doesn't have any experts and counsel to prepare the registration statement, or assist to issue the securities, so there aren't the Interests of Named Experts and Counsel.

Description of Business

1. Exact corporate name: Lemont Inc

2. State and date of incorporation: State: New York Date: 08/15/2014

3. Street address of principal office: 135-50 Roosevelt Ave., 308, Flushing, NY11354

4. The Corporation's current business is trading securities, gold, silver, and or foreign exchange.

5. In the Future, the Corporation will be trading securities, gold, silver, and or foreign exchange.

6. The Corporation don't have any products' backlog.

Description of Property

1. The Corporation doesn't have lands and buildings, such as plants, mines, oil, and gas.

2. The Corporation didn't purchase any real estate, equipments and patents. The corporation didn't lease any real estate. The corporation won't intents to acquire any real estate in the immediate future.

3. China Democracy Party Fundation (CDPF) will agree that the corporation will free to use office, office equipments and office supplement within three years since Aug.15, 2014. Return conditions: Wanjun Xie, who is the president of the corporation, will donate his some proceed from the corporation to CDPF, but the corporation won't return anything to CDPF.

Legal Proceedings

The Corporation didn't have any past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Corporation's business, financial condition, or operations, including any litigation or action involving the Corporation's officers, directors or other key personnel.

Market for Common Equity and Related stockholder Matters

1. Now, the Common Shares of the Corporation didn't trading in any exchange markets, and the Corporation didn't get a share's "Symbol". So the Corporation doesn't have a record for its common market price.

2. The Corporation doesn't have a dividend history. The Corporation plan to pay dividends that the dividends will be 15% of the incomes before taxes in each quarters.

3. Record owners of 5 percent or more of any class of the equity securities of the Corporation:

Lansdale Inc own 90% shares of the Corporation directly.
Mr. Jie Du own 5% shares of the Corporation directly.

4. Beneficial owners of 5 percent or more of any class of the equity securities of the Corporation:

Wanjun Xie own indirectly 36% shares of the Corporation by Lansdale Inc.
Liuyan Li own indirectly 54% shares of the Corporation by Lansdale Inc.
Mr. Jie Du own directly 5% shares of the Corporation.

Financial Statement

The Corporation started to operation since Oct., 2014, it didn't have the last fiscal year, so the Corporation can't provide the financial statements required by Part F/S of this registration statement. The Corporation will file its financial statement by 10-Q and 10-K in the future.

Selected Financial Data

The Corporation started to operation since Oct., 2014, it didn't have the last fiscal year, so the corporation can't provide the Selected Financial Data

Supplementary Financial Information

The Corporation didn't have any item which looks for changes caused by such events as: disposals of business segments; extraordinary, unusual or infrequently occurring items; and matters related to gas and oil.

Management's Discussion and Analysis or Plan of Operation

Because the Corporation will be trading securities, gold, silver, and or foreign exchange, it is difficult to make a narrative explanation of any changes in the financial condition or results of operation of a company.

Investors will see the Corporation's financial condition or result of operations in Annual Report and Quarter Report in the future.

Changes in and Disagreements with Accountants on Accounting and financial Disclosure

There isn't any disagreements between the Corporation and its auditors and accountants.

Quantitative and Qualitative Disclosures About Market Risk

Disclosures about market risk will be done with a narrative explanation within the Corporation's Annual Report.

Directors, Executive Officers, Promoters and Control Persons

Mr. Wanjun Xie will charge all managing affairs, operation affairs and financial affairs.

An Accountant Service Agency will assist part of the Corporation's financial management affairs and all reporting Taxes affairs.

Number of Directors: two. Director name: Ms. Liuyan Li and Mr. Wanjun Xie

Mr. Wanjun Xie is the promoter and control person.

Name: Wanjun Xie
Title: President
Age: 48
Office Street Address: 135-50 Roosevelt Ave., 308, Flushing, NY11354
Telephone No.: (646) 508-6285

Employers during past five years:
Name of employers: China Democracy Party Foundation
Title: president
Start date of position held: May, 2001
Job responsibilities: charge all affairs.

Education:
Degrees: bachelor
Schools: Beijing Agriculture Engineer University (in China)
Date: 09/1987-06/1991

Name: Liuyan Li
Title: director
Age: 49
Office Street Address: 135-50 Roosevelt Ave., 308, Flushing, NY11354
Telephone No.: (718) 813-3322

Employers during past five years:
Name of employers: China Democracy Party Foundation
Title: secretary
Start date of position held: Jun., 2006
Job responsibilities: charge all administration affairs.

Education:
Degrees: bachelor
Schools: Guangxi Normal University (in China)
Date: 09/1987-06/1991

Executive Compensation

The Corporation is a small corporation, so the Coporation doesn't have any executive compensation.

Security Ownership of Certain Beneficial Owners and management

This is the beneficial owner of more than five percent of any class of the Corporation's voting securities.

Shareholder Name	Class of Shares	Directly or Indirectly	No. of Shares Now Holding	% of Total
Lansdale Inc	Class A Common Shares	Directly	340,000,000	90%
Jie Du	Class A Common Shares	Directly	20,000,000	5%
Unissued	Class A Common Shares	Directly	20,000,000	5%
Liuyan Li	Class A Common Shares	Indirectly by Lansdale Inc	204,000,000	54%
Wanjun Xie	Class A Common Shares	Indirectly by Lansdale Inc	136,000,000	36%

Name: Lansdale Inc
Business address: 135-50 Roosevelt Ave., 308, Flushing, NY11354

Name: Wanjun Xie
Business address: 135-50 Roosevelt Ave., 308, Flushing, NY11354
Residential address: 61-12 228th St., 1 Fl, Bayside, NY11364

Name: Liuyan Li
Business address: 135-50 Roosevelt Ave., 308, Flushing, NY11354
Residential address: 61-12 228th St., 1 Fl, Bayside, NY11364

Name: Jie Du
Business address:135-50 Roosevelt Ave., 308, Flushing, NY11354
Residential address:40 Prospect Street Ave., Apt 5, Waltham, MA02453

Certain Relationships and Related Transations

1. On Oct. 20, 2014, 360,000,000 Class A common shares of Lemont Inc were sold to Lansdale Inc, the price was $0.0001. At the time of sale, Mr. Wanjun Xie was the president of the Corporation; Ms. Liuyan Li was director of the Corporation. At same time, Mr. Wanjun Xie was the president of Lansdale Inc, and owned 40% shares of Lansdale Inc; Ms. Liuyan Li was a director of Lansdale Inc, and owned 60% shares of Lansdale Inc. The sold for cash.

2. On Nov. 25, 2014, Lansdale Inc presented 20,000,000 Class A common shares of Lemont Inc as a gift to Mr. Jie Du. at the time of presenting the gift, Mr. Jie Du was the president assistant of the Corporation.

3. As Dec. 12, 2014, Lansdale Inc have paid about 54% of its investment to Lemont Inc by cash. All receivable shloud be paid within two years, and pay a interest monthly, the years' interest ratio is 6%. Mr. Wanjun Xie was the president of the Corporation; Ms. Liuyan Li was a director of the Corporation. At same time, Mr. Wanjun Xie was the president of Lansdale Inc, and owned 40% shares of Lansdale Inc; Ms. Liuyan Li was director of Lansdale Inc, and owned 60% shares of Lansdale Inc.

Disclosure of Commission Position on Indemnification for Securities Act Liabilities

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director or officer of ours in the successful defense of the action, suit or proceeding) is asserted by the director or officer in connection with securities which may have been registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court or appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issues.

Other Expenses of Issuance and Distribution

This is the table that sets out the nature of all offering expenses.

Offering Expenses
Prepaid SEC Fees	$300
Federal Taxes	$0
State Taxes and Fees	$309
Trustees Fees	$0
Transfer Agents Fees	$0
Buying Internet Software	$89
Costs of Engraving	$43
Legal Fees	$0
Accounting Fees	$0
Engineering Fees	$0
Costs of Bank	$0
Total	$741

Indemnification of Directors and Officers

State the general effect of any statute, charter provisions, by-laws, contract or other arrangements under which any controlling persons, director or officer of the registrant is insured or indemnified in any manner against liability which he may incur in his capacity as such.

Recent Sales of Unregistered Securities

On Oct. 20, 2014, 360,000,000 Class A common shares of Lemont Inc were sold to Lansdale Inc, the price was $0.0001. There wasn't any underwriters for this securities sold.

Exhibits and Financial Statement Schedules

Exhibits Index

1. Articles of corporation

2. Subscription Letter of Lansdale inc

Because the Corporation started to operation in oct., 2014, it doesn't have the last fiscal year, so the Corporation doesn't have any Financial Statement Schedules. The Corporation will report Financial Statement Schedules in Annual Report and Quarter Report.

Undertakings

Signature

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Queens, State of New York, on Dec. 12, 2014.

Registrant: Lemont Inc

Signature By, Wanjun Xie
President of Lemont Inc

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature: Wanjun Xie
President of Lemont Inc

Date:12/12/2014